June 9, 2010

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	June 4, 2010 Staff Comment to Rule 485(a) Filings for
File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

Thank you for your timely response in regard to the above-referenced filings. This letter will address the Staff comment to those filings that we discussed briefly on June 4.

Comment: Page 73 of the prospectus, in reference to the GLWB dollar cost averaging program, states that “[w]e have the right to modify or discontinue this GLWB dollar cost averaging program at any time, including but not limited to, allocating assets designated for the GLWB dollar cost averaging program initially to the RS Money Market VIP Series or another allocation option or modifying the term of the program.” Please disclose what would happen to a contractowner who is participating in the GLWB dollar cost averaging program if The Guardian Insurance & Annuity Company. Inc. (GIAC) modifies or discontinues the program during the period of the contractowner’s participation. Would the contractowner get notice of the modification or discontinuance and the right to cancel the program?

Response: The GLWB dollar cost averaging program is a three-month program that must be elected by the contractowner at the time he or she buys the contract and expires three months after the issue date. GIAC does not intend to modify the GLWB dollar cost averaging program for contractowners who would be currently participating in the program at the time we make any modifications to the program or discontinue the program. If GIAC modifies or discontinues the program, it would file a supplement to the prospectus under Rule 497 explaining the modifications. These modifications would be applied prospectively, as of a certain date, to new contractowners only. Thus, we propose to amend the prospectus disclosure on page 73 of the prospectus as follows:

We have the right to modify or discontinue this GLWB dollar cost averaging program at any time for contractowners who are not currently participating in the program. If you are already participating in the GLWB dollar cost averaging program at the time we modify or discontinue it for future contractowners, you will not be affected by this modification or discontinuance.

I trust that the response provided above resolves the Staff comment received on June 4, 2010. Please let me know if I can provide you with any further information. The prospectus changes detailed in this correspondence will be incorporated into a Rule 485(b) filing that will be made on or before July 6, 2010.

Thank you again very much for your consideration and responsiveness in regard to this filing.

Sincerely,

/S/ Stephanie Susens
Stephanie Susens
Senior Counsel